Exhibit 99.1
Application for quotation of +securities Announcement Summary Entity name NEWCREST MINING LIMITED Announcement Type New announcement Date of this announcement Tuesday March 15, 2022 The +securities to be quoted are: +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date NCM ORDINARY FULLY PAID 696,065 16/03/2022 Refer to next page for full details of the announcement

Part 1 - Entity and announcement details 1.1 Name of entity NEWCREST MINING LIMITED We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ABN Registration number 20005683625 1.3 ASX issuer code NCM 1.4 The announcement is New announcement 1.5 Date of this announcement 15/3/2022

Part 2 - Type of Issue 2.1 The +securities to be quoted are: +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B Previous Appendix 3B details: Announcement Date and Time 09-Nov-2021 09:48 Announcement Title New - Proposed issue of securities - NCM Selected Appendix 3B to submit quotation request A placement or other type of issue 2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B? Yes 2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B A conversion notice in relation to convertible notes of Pretium Resources Inc. was received by NCM today and an issue of shares consequent on that notice is to be made on Thursday, 17 March 2022. A further Appendix 2A will be submitted on Wednesday, 16 March 2022.

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B Placement Details ASX +security code and description NCM : ORDINARY FULLY PAID Issue date 16/3/2022 Issue details Number of +securities to be quoted 696,065 Are the +securities being issued for a cash consideration? No Please describe the consideration being provided for the +securities The conversion of convertible notes issued by Pretium Resources Inc. (Pretivm). Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted 25.270000 Any other information the entity wishes to provide about the +securities to be quoted Newcrest has acquired issued shares in Pretivm (under a Canadian Plan of Arrangement. Pretivm currently has convertible notes on issue. The notes mature on 15 March 2022 and noteholders are now entitled to receive Newcrest shares, rather than Pretivm shares, on conversion of a note.

Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue NCM : ORDINARY FULLY PAID 890,970,244 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue NCMAI : PERFORMANCE RIGHTS 2,423,640